

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 24, 2007

Via U.S. Mail and Fax
Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

      RE: **Vodafone Group Public Limited Company**
               Form 20-F for the fiscal year ended March 31, 2007
               Filed June 14, 2007
               File No. 001-10086

Dear Mr. Halford:

      We have reviewed your supplemental response letter dated September 21, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 29, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the year ending March 31, 2007

Note 38 – US GAAP Information, page 138
c. Investments accounted for under the equity method, page 139

    1. Refer to your response to comment 3. Since your share of losses in Vodafone Omnitel, N.V., exceeds 20% of your loss before income taxes under US GAAP in the year ended March 31, 2007; it appears to us that you are required to file the financial statements of Vodafone Omnitel, N.V, in accordance with Rule 3-09 of Regulation S-X. For your guidance your share of the pretax income (or loss) of the investee should include the amortization of goodwill or other step-up in historical cost basis resulting from the registrant's purchase of the investment plus any impairment of such goodwill or write down of the investment. Please revise or advise.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director